SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 23)[1]

CCUR Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

206710402
(CUSIP Number)
Julian Singer, 2200 Fletcher Avenue, Suite 501, Fort Lee, NJ 07024, Tel: (201) 592-3400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 22, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 7 pages

1The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	206710402	13D/A23	Page 2 of 7

1		NAME OF REPORTING PERSON
Julian Singer
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS*
OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,584,740
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
3,584,740
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,584,740
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.8%
14		TYPE OF REPORTING PERSON*
IN

CUSIP No.	206710402	13D/A23	Page 3 of 7

1	NAME OF REPORTING PERSON
JDS1, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS*
OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,584,740
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
3,584,740
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,584,740
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.8%
14		TYPE OF REPORTING PERSON*
OO

SCHEDULE 13D/A23

This constitutes Amendment No. 23 (the “Amendment No. 23”) to the statement on Schedule 13D filed on behalf of Julian Singer, dated and filed February 16, 2016 (as amended, the “Statement”), relating to the common stock, $0.01 par value per share (the “Common Stock”), of CCUR Holdings, Inc. (formerly known as Concurrent Computer Corporation) (the “Issuer”). Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 4. Purpose of the Transaction

Item 4 of the Statement is hereby amended to add the following:

The purpose of this filing is to report that as of June 22, 2018, the Reporting Person had acquired an additional one percent (1%) of the outstanding shares of the Issuer’s Common Stock since the filing of Amendment No. 22 to the Statement on June 12, 2018 (“Amendment No. 22”).

Except as described above in this Item 4 and herein, Mr. Singer does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Singer reserves the right to change plans and take any and all actions that Mr. Singer may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by him, in each case in the open market or in privately negotiated transactions, or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by Mr. Singer in light of his general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. Mr. Singer may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated as follows:

The aggregate percentage of shares of Common Stock reported owned is based upon 9,250,677 shares of Common Stock reported as outstanding on May 3, 2018 in the Issuer’s Form 10-Q filed on May 4, 2018.

A. JDS1, LLC

(a)       As of the date hereof, JDS1 beneficially owns 3,584,740 shares of Common Stock, which shares are held directly by JDS1.

Percentage: Approximately 38.8%

(b) 1. Sole power to vote or direct vote: 3,584,740[2]

2. Shared power to vote or direct vote: 0

2Mr. Singer has sole voting power with respect to all shares held by JDS1.

3. Sole power to dispose or direct the disposition: 3,584,740[3]

4. Shared power to dispose or direct the disposition: 0

(c) The following table details the transactions effected by JDS1 since the filing of Amendment No. 22:

Date of Transaction	Number of Put Options Assigned[4]	Price Per Share
06/15/2018	5,300	$ 7.50

Date of Transaction	Number of Put Options Expired[5]	Price Per Share
06/15/2018	5,000	$ 5.00

Date of Transaction	Number of Shares Purchased	Price Per Share
6/12/2018	300	$ 5.31
6/12/2018	100	$ 5.28
6/13/2018	2,426	$ 5.3114
6/15/2018	1,304	$ 5.31
6/15/2018	371	$ 5.30
6/15/2018	5,300	$ 7.50
6/18/2018	500	$ 5.31
6/19/2018	8,875	$ 5.31
6/22/2018	184,600	$ 5.30

B. Mr. Singer

(a)       As of the date hereof, Mr. Singer, as the managing member of JDS1, beneficially owns 3,584,740 shares of Common Stock held by JDS1.

Percentage: Approximately 38.8%

(b) 1. Sole power to vote or direct vote: 3,584,740[6]

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 3,584,740[7]

4. Shared power to dispose or direct the disposition: 0

3 Mr. Singer has sole dispositive power with respect to all shares held by JDS1.

4 The number of Put Options reflected is expressed in the number of underlying Shares subject to such option

5 The number of Put Options reflected is expressed in the number of underlying Shares subject to such option

6 See FN2

7 See FN3

(c) The following table details the transactions effected by Mr. Singer since the filing of Amendment No. 22:

Date of Transaction	Number of Put Options Assigned[8]	Price Per Share
06/15/2018	5,300	$ 7.50

Date of Transaction	Number of Put Options Expired[9]	Price Per Share
06/15/2018	5,000	$ 5.00

Date of Transaction	Number of Shares Purchased	Price Per Share
6/12/2018	300	$ 5.31
6/12/2018	100	$ 5.28
6/13/2018	2,426	$ 5.3114
6/15/2018	1,304	$ 5.31
6/15/2018	371	$ 5.30
6/15/2018	5,300	$ 7.50
6/18/2018	500	$ 5.31
6/19/2018	8,875	$ 5.31
6/22/2018	184,600	$ 5.30

As of the date hereof, the Reporting Person beneficially owns an aggregate of 3,584,740 shares of Common Stock, constituting approximately 38.8 % of the Shares outstanding.

(d)       No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and restated as follows:

The Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any other person with respect to the securities of the Issuer other than the Voting Agreement and the Options.

8 The number of Put Options reflected is expressed in the number of underlying Shares subject to such option

9 The number of Put Options reflected is expressed in the number of underlying Shares subject to such option

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2018

JDS1, LLC

By: /s/ Julian Singer
Name: Julian Singer
Title: Managing Member